

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

Re: Guardion Health Sciences, Inc.
Registration Statement on Form S-1
Filed November 30, 2017
File No. 333-221813

Dear Mr. Favish:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 30, 2017

Cover Page

1.   We note your disclosure that selling securityholders may sell the shares of common stock in a number of different ways and at varying prices. Please revise your disclosure to provide a fixed price at which the selling securityholders will sell their shares until such time as the common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Michael Favish
Guardion Health Sciences, Inc.
December 15, 2017
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Westbrook at (202) 551-5019 or Mary Beth Breslin at (202) 551-3625 with any questions.

                        Division of Corporation Finance
                        Office of Healthcare & Insurance

cc: David I. Sunkin, Esq.